Exhibit 12.1

Media General, Inc
Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Pretax income (loss) from continuing operations less income/loss from equity investments	$(35,041)	$153,126	$16,679	$56,343	$12,474
Fixed charges	122,036	46,561	13,303	8,255	7,669
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
less: Capitalized interest	—	—	—	—	—
Earnings	$86,995	$199,687	$29,982	$64,598	$20,143
Interest expensed (including amortization of premiums/discounts)	119,644	45,703	12,687	7,830	7,240
Interest portion of rental expense	2,392	857	616	425	429
Fixed Charges	$122,036	$46,560	$13,303	$8,255	$7,669
Ratio of Earnings to Fixed Charges	0.71	4.29	2.25	7.83	2.63